Filed by Starwood Hotels & Resorts Worldwide, Inc.

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Starwood Hotels & Resorts Worldwide, Inc.

File No. 001-07959

The following are excerpts from the Q4 2015 Starwood Hotels & Resorts Worldwide, Inc. Earnings Call held on February 18, 2016.

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Stephen Pettibone  - Starwood Hotels & Resorts Worldwide, Inc. - VP, IR

Before we begin, I’d like to remind you that our discussions during this conference call will include forward-looking statements. These statements may cover our plans for closing the transaction with Interval Leisure Group, Inc. regarding the sale of the Company’s vacation ownership business, the transaction with Marriott International, Inc. regarding the acquisition of the company, the resulting impact of the size of the combined company’s operations, the benefits of the transaction, including the company’s future financial and operating results, plans and expectations and anticipated future events and expectations that are not historical facts.

This communication is not an offer to buy or a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval. We urge you to carefully read all relevant documents filed with the SEC by Starwood, Marriott, Vistana and ILG, which are all available free of charge at the SEC’s website at www.SEC.gov and any other relevant documents as they contain important information.

The directors, as well as certain of the executive officers and employees of Marriott, Starwood and ILG may be deemed to be participants in the solicitation of proxies in connection with the proposed combinations. Further, information on each company’s directors and executive officers is set forth in their respective definitive proxy statement, which are also available at the SEC’s website. You can find a reconciliation of the non-GAAP financial measures discussed on today’s call on our website at www.starwoodhotels.com. With that, I’m pleased to turn the call over to Tom for his comments.

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Tom Mangas  - Starwood Hotels & Resorts Worldwide, Inc. — CEO

We’ve continued our progress against our asset-light strategy and with over $820 million in gross proceeds in 2015 from the sales of hotels and interests in unconsolidated joint ventures, exceeding the goal we laid out at the beginning of last year. With the sale of the Imperial Hotel in Austria earlier this week, our cumulative disposals since we announced our $3 billion goal is now $2 billion. That leaves us with $1 billion left in 2016 to reach our goal and we’re not backing off that target. Importantly, we’ll deliver another $200 million of disposals with the five hotels we are contributing to the Vistana spin.

In addition, we’re making good progress in our discussions for a number of potential transactions, but, as you know, we don’t comment on specific deals until they are complete. Already with our dispositions to date and the completion of the Interval Vistana transaction, we will have met our original asset-light goal with 80% of our EBITDA before SG&A coming from fees.

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The spinoff transaction and merger of Vistana with Interval Leisure Group is progressing well and we continue to anticipate that it will close sometime in the second quarter subject to Interval’s shareholder vote and customary closing conditions. The excellent performance of our team at Vistana gives us confidence that the future of the new and bigger Interval Leisure Group is bright.

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Alan Schnaid  - Starwood Hotels & Resorts Worldwide, Inc. - SVP & CFO

The growth of management, franchise and other revenues also reflects adjustments related to the expected completion of the Interval Vistana transaction, which, for purposes of the guidance range and to keep things clean for modeling purposes, we assume to occur at the beginning of the second quarter. Following the completion of that transaction, we’ll begin recording the license fee from ILG in other within management, franchise and other revenues. We expect the license fee will be approximately $30 million for the partial year period.

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For the full year, we expect margins at our owned and leased hotels to increase 50 to 100 basis points. As a reminder, the hotel sales completed in 2015 reduces owned EBITDA by $38 million. The Vistana ILG transaction will also result in a reduction to owned and leased earnings of approximately $20 million due to the impact of five owned properties that will be transferred to ILG in connection with the transaction.

We expect earnings from our vacation ownership and residential business to be approximately $35 million to $40 million in the first quarter, which is lower than the prior-year period as a result of the continued deferred revenues related to the sales at the Westin Nanea. I do want to point out that this excludes the five hotels transferring to ILG. We anticipate spending $55 million for investments during the first quarter for new inventory, including continued work at the Westin Nanea. For the full year, residential earnings are expected to be $7 million.

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Now before I wrap up my prepared remarks, we do realize that with the asset sales and the planned ILG transaction, it is difficult to compare our 2016 guidance to our 2015 results. We have provided the various pieces in our earnings release, but, in a nutshell, to compare apples to apples, our full-year 2015 adjusted EBITDA of $1.197 billion should be reduced by $117 million of earnings from our vacation ownership business for the second, third and fourth quarters of 2015 by $20 million representing the lost earnings in the second, third and fourth quarters from the five properties we are transferring to ILG and by $38 million representing the lost earnings from 2015 asset sales. Now in 2016, amortization of deferred gains will be $8 million lower than 2015, as I mentioned earlier, and we expect the license fee from ILG in 2016 across the second, third and fourth quarters will total approximately $30 million.

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Question and Answer

Alan Schnaid  - Starwood Hotels & Resorts Worldwide, Inc. - SVP & CFO

I will take the first question and then turn it over to Tom on the second. On the first question, the SG&A for the timeshare business is actually reflected in the timeshare line item and so it’s not included in our corporate SG&A. So it’s a fairly standalone business with a separate overhead function and so that’s why you’re not seeing further reduction in SG&A from post the ILG transaction.

Tom Mangas  - Starwood Hotels & Resorts Worldwide, Inc. - CEO

Yes. And I think that was also Robin’s question. So I forgot to get to that one. So we are — look, we’re down to 24 properties that we own worldwide and with the spinoff of Vistana, takes five of those out of the system, so that we’re down to 19†. So we’re on the short strokes here, so — and many of those are sitting in Latin America, which is a pretty tough economic environment right now to sell hotels.

So we’re looking to continue to market our properties in North America. That includes the properties in Canada, as well as the ones remaining in Europe and we only have a complex operation in Fiji and Asia. So we have — we’re not holding anything back and we’ve been running processes on the big value-driving assets there and that’s what gives us confidence that we can get the extra $800 million of incremental sales beyond the $200 million of spinout with Vistana to get the $1 billion goal.

† Note that following the completion of the sale of the Hotel Imperial, A Luxury Collection Hotel, Vienna, the Company owns 23 properties worldwide, which number will decrease to 18, following the spin-off of Vistana.

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Cautionary Statement Regarding Forward Looking Statements

This communication includes “forward-looking” statements, as that term is defined in the Private Securities Litigation Reform Act of 1995 or by the Securities and Exchange Commission in its rules, regulations and releases. Forward-looking statements are any statements other than statements of historical fact, including statements regarding Starwood’s expectations, beliefs, hopes, intentions or strategies regarding the future. In some cases, forward-looking statements can be identified by the use of words such as “may,” “will,” “expects,” “should,” “believes,” “plans,” “anticipates,” “estimates,” “predicts,” “potential,” “continue,” or other words of similar meaning. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those discussed in, or implied by, the forward-looking statements. Factors that might cause such a difference include, but are not limited to, general economic conditions, our financial and business prospects, our capital requirements, our financing prospects, our relationships with associates and labor unions, our ability to consummate potential acquisitions or dispositions or the spin-off of our vacation ownership business and its subsequent merger with a wholly-owned subsidiary of Interval Leisure Group, Inc. (“ILG”) or realize the anticipated benefits of such transactions, and those disclosed as risks in other reports filed by us with the Securities and Exchange Commission, including those described in Part I of our most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K. We caution readers that any such statements are based on currently available operational, financial and competitive information, and they should not place undue reliance on these forward-looking statements, which reflect management’s opinion only as of the date on which they were made. Except as required by law, we disclaim any obligation to review or update these forward-looking statements to reflect events or circumstances as they occur.

 Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed merger between a wholly-owned subsidiary of ILG and Vistana. In connection with the proposed merger, ILG has filed a registration statement on Form S-4, containing a proxy statement/prospectus with the Securities and Exchange Commission (“SEC”). STOCKHOLDERS OF ILG AND STARWOOD ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC,

INCLUDING THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders will be able to obtain copies of the proxy statement/prospectus as well as other filings containing information about ILG, Starwood and Vistana, without charge, at the SEC’s website, http://www.sec.gov. Copies of documents filed with the SEC by ILG will be made available free of charge on ILG’s investor relations website. Copies of documents filed with the SEC by Starwood will be made available free of charge on Starwood’s investor relations website.

Participants in Solicitation

ILG and its directors and executive officers, and Starwood and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of ILG common stock in respect of ILG’s stock issuance in connection with the proposed merger. Information about the directors and executive officers of ILG is set forth in the proxy statement for ILG’s 2015 Annual Meeting of Stockholders, which was filed with the SEC on April 6, 2015. Information about the directors and executive officers of Starwood is set forth in the proxy statement for Starwood’s 2015 Annual Meeting of Stockholders, which was filed with the SEC on April 17, 2015. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement/prospectus regarding the proposed merger when it becomes available.

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